GLOBAL PARTNERS LP
P.O. BOX 9161
800 SOUTH ST.
WALTHAM, MASSACHUSETTS 02454-91961

                      August 3, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Global Partners LP
  Amendment No. 2 to Registration Statement on Form S-1
  Filed August 3, 2005
  File No. 333-124755

Dear Mr. Schwall:

        The Registrant has filed through EDGAR and separately forwarded five courtesy copies of Amendment No. 2 to the above-referenced Registration Statement each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence. This letter sets forth the Registrant's responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated July 21, 2005. Please be advised that the Registrant has had conversations with the Staff concerning Comment Nos. 7 and 12. For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant's response to each comment and request is set forth immediately below the text of the applicable comment or request. All page references are to Amendment No. 2 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Form S-1, as amended

Use of Proceeds, page 32

1.
We note your responses to prior comments number 12, 13 and 14. If it is your intention to draw down on the revolving credit facility once it is paid down with the proceeds of the offering, or enter into and draw down on a new credit facility, and you know what those uses will be and the approximate amounts, provide that information under "Use of Proceeds." If you have no plans to do so, we reiterate our prior comment number 12 asking you to provide a risk factor that the proceeds will be used to pay down debt and not expand or invest in your business.

  Response: The Registration Statement has been revised accordingly. Please see page 32.

Estimated Available Cash from Operating Surplus, page 37

2.
The table on this page needs several revisions:

•
"(c)" is attached to three separate items, but footnote (c) only discusses estimated interest expense. Please change references in the table and write footnotes describing the assumptions for estimated maintenance capital expenditures and estimated income tax expense;

•
the numbers ($20.4 million, $25.2 million and $26.9 million) in footnote (a) for EBITDA for 2003, 2004, and the twelve months ended March 31, 2005 do not factor in the $2 million of incremental general and administrative expenses expected to be incurred as a result of becoming a public company. Please revise these amounts to factor in these additional costs so that the amounts are comparable to the estimated minimum EBITDA amount for the twelve months ended June 30, 2006. Please note that the numbers for 2004 and twelve months ended March 31, 2005 are actually reflected in the table on page 41 ? see "pro forma EBITDA." Please also note that this will require you to expand your disclosure in footnote (a) explaining how you expect to increase EBITDA so significantly from historical periods in order to pay the expected distribution;

  •
  the "Estimated Available Cash..." title seems confusing because you also have a defined term called "available cash" on page C-1 where you define "available cash." Consider changing the title to "Cash Available for Distribution;"

  •
  in footnotes (b) and (d), please revise to make clear why the leverage ratio is assumed "N/A." For instance, if it is because you do not expect any borrowings under the acquisition facility or revolving credit facility, clearly state that;

  •
  in footnote (b), the last sentence states the "[w]e assume that we will be in compliance...." Please revise to state "[w]e believe....;" and

  •
  in footnote (c), the last sentence states that "[w]e have assumed that our average interest rate on borrowings will be comparable...." At a minimum, please disclose whether your debt/credit facilities bear interest at fixed or variable rates and the average rate of interest you have assumed.

  Response: The Registration Statement has been revised accordingly. Please see pages 37-39.

Assumptions and Considerations, page 38

3.
In your bulleted assumptions, please revise to include at least two years of historical discussion in each of the bullets. For example, this information is missing in the second and third bullets. Further, in the fourth bullet where you discuss selling, general and administrative expenses we note that you have assumed that $1.8 million and $1.0 million incurred during 2004 and the three months ended March 31, 2005, respectively will not recur during the twelve months ended June 30, 2006. However, you only provide a discussion of $0.6 million of the charges that are not expected to recur. Please revise to expand your disclosure regarding the expenses that are not expected to recur during the twelve months ended June 30, 2006. Your disclosure should discuss the nature of the expenses and your basis for assuming the charges will not recur.

  Response: The Registration Statement has been revised accordingly. Please see page 39.

Pro Forma Available Cash from Operating Surplus, page 40

4.
In the first sentence of the first paragraph under this heading, you state "[i]f we had...pro forma available cash from operating surplus...would have been approximately $17.3 million." Please revise to state "[i]f [you] had...[cash available for distribution]..." because you must highlight that you would not have had enough "actual cash" available for distribution, not whether you would have been able to make the cash distribution based on a defined term. Please make this change in all applicable places throughout the filing.

  Response: The Registration Statement has been revised accordingly in several places.

Unaudited Pro Forma Available Cash from Operating Surplus, page 41

5.
Between "[p]ro forma available cash from operating surplus" and "[p]ro forma available cash," please add in a line item to factor the additional cash interest deemed to have been incurred as a result of assumed borrowings to finance your capital improvement expenditures. Also, please insert an additional footnote outlining the assumptions used in developing the amount.

  Response: The Registrant has eliminated the line item "[p]ro forma available cash from operating surplus" and added additional disclosure to footnote (e) with respect to interest deemed to have been incurred as a result of assumed borrowings to finance your capital improvement expenditures. Please see pages 42-43.

6.
In footnote (e), please expand your discussion of assumptions for pro forma interest expense for each period presented. It is unclear why the year ended December 31, 2004 amount is different than the amount disclosed for the twelve months ended March 31, 2005.

  Response: The Registration Statement has been revised accordingly. Please see pages 42-43.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

Products and Operational Structure, page 47

7.
We understand from your response to prior comment 19 that because revenues generated by operating segments within your commercial segment are individually less than 10 percent of consolidated revenues, and do not surpass the thresholds outlines in paragraph 18 of SFAS 131, you believe additional segment disclosure is not required. Given your disclosures on page 52, we presume that you are not able to support aggregation under paragraph 17, for which you would need to show similar economic characteristics, and consistency with the objectives and basic principles outlined in paragraph 3. Under these circumstances, the guidance in either paragraph 19 or 21, requiring separate disclosure for segments that do not meet the quantitative thresholds, appears to be applicable.

  Response: The Registrant has had conversations with the Staff concerning this comment. The Registrant has revised the Registration Statement in several places in a manner it believes is responsive to the Staff's request. In particular, please see pages 62 and F-29-F-31.

Competition, page 80

8.
We note your supplemental response number 21. Provide that information in the registration statement.

  Response: The Registration Statement has been revised accordingly. Please see page 92.

Noncompetition, page 96

9.
It would appear that the Omnibus Agreement puts restrictions on your ability to grow your business based on the disclosure in the last full paragraph on page 96. Provide a risk factor addressing this issue or explain to us why you feel that is not appropriate.

  Response: These restrictions have been eliminated in the Omnibus Agreement. The Registration Statement has been revised accordingly. Please see page 108 and Exhibit 10.2 to the Registration Statement.

Cash Distribution Policy, page 109

10.
We note your responses number 3 and 15. It was not our intent for you to put this disclosure this far back. It would seem more appropriate for it to follow after "Cash Distribution Policy and Restrictions on Distributions."

  Response: The Registration Statement has been revised accordingly. Please see pages 44-52.

Underwriting, page 147

11.
We note your response to our prior comment 25, particularly your statement that Banc of America Securities LLC employs the same procedures as i-Deal. Our staff continues its review of those procedures. We may have further comment.

  Response: The Registrant hereby acknowledges Comment No. 11.

Global Companies LLC and Affiliates (Predecessor), page F-8

Combined Statements of Income, page F-9

12.
We note that in response to prior comment 30, you revised your disclosure to include a parenthetical notation indicating that your cost of sales measure excludes depreciation and amortization. Please confirm that the entire amount of depreciation and amortization that you report is appropriately attributable to cost of sales, as indicated by your disclosure, if true. Since you are opting to continue reporting gross profit, depreciation and amortization attributable to, but excluded from cost of sales should be repositioned above, and reflected within your gross profit measure.

  Response: The Registrant has had conversations with the Staff concerning this comment. The Registrant has revised the Registration Statement in several places in a manner it believes is responsive to the Staff's request. In particular, please see pages F-9 and F-20.

        The Registrant would like to supplement its prior response to Comment No. 27 of its response letter filed as correspondence with the Securities and Exchange Commission on July 1, 2005. Lehman Brothers Inc., which is administering the directed unit program, has advised the Registrant that it will be using both the electronic and hard copy directed unit program procedures previously described in the Registrant's response letter dated July 1, 2005. Enclosed herewith are two sets of revised directed unit program materials: one set providing for electronic participation in the program and one set providing for hard copy participation in the program.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Brenda Lenahan of the same firm at (212) 237-0133.

Very truly yours,
GLOBAL PARTNERS LP
By:	GLOBAL GP LLC its General Partner
	By:	/s/ EDWARD J. FANEUIL Edward J. Faneuil Senior Vice President, General Counsel and Secretary

Encl.

cc:
Donald Delaney
Karl Hiller
Stephanie Hunsaker
Jason Wynn
Alan Baden